Exhibit 99.1

SANGOMA TECHNOLOGIES CORPORATION
(the “Company”)

Annual General and Special Meeting of Shareholders
Held on December 13, 2022

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2022 Annual General and Special Meeting of Shareholders of the Company held virtually on December 13, 2022. All matters voted upon at the Annual General and Special Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated November 1, 2022 (the “Circular”), which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Norman A. Worthington, III	12,928,340	84.1%	2,441,339	15.9%
Marc Lederman	12,146,154	79.0%	3,223,525	21.0%
Al Guarino	14,811,620	96.4%	558,059	3.6%
Allan Brett	14,811,983	96.4%	557,696	3.6%
William Wignall	13,772,398	89.6%	1,597,281	10.4%

2.	APPOINTMENT OF AUDITOR

KPMG LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
15,633,963	100%	7,930	0%

3.	APPROVAL OF THE OMNIBUS EQUITY INCENTIVE PLAN

The ordinary resolution, as fully described in the Circular, to approve the Company’s omnibus equity incentive plan and the unallocated awards thereunder, was approved. The voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
9,569,583	62.3%	5,800,096	37.7%

4.	APPROVAL OF THE AMENDMENT TO BY-LAW NO. 1

The ordinary resolution, as fully described in the Circular, to ratify amendments to By-Law No. 1, was approved. The voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
15,210,005	99.0%	159,674	1.0%

Dated this 13th day of December, 2022.

SANGOMA TECHNOLOGIES CORPORATION

By:	“Samantha Reburn”
Name: Samantha Reburn
Title: General Counsel & Corporate Secretary